SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35606; File No. 812-15770

Golub Capital BDC, Inc., et al.

May 22, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Golub Capital BDC, Inc., Golub Capital Direct Lending Corporation, Golub Capital BDC 4, Inc., Golub Capital Direct Lending Unlevered Corporation, Golub Capital Private Credit Fund, GBDC Holdings Coinvest, Inc., GBDC Holdings ED Coinvest, Inc., GBDC Quick Quack Coinvest LLC, Golub Capital BDC CLO 8 Depositor LLC, Golub Capital BDC CLO 8 LLC, GCIC Funding LLC, GCIC Holdings LLC, GCIC North Haven Stack Buyer Coinvest Inc., GCIC Quick Quack Coinvest LLC, Golub Capital BDC CLO III Depositor LLC, Golub Capital BDC Holdings LLC, GBDC 3 Funding LLC, GBDC 3 Holdings Coinvest, Inc., GBDC3 Quick Quack Coinvest LLC, Golub Capital 3 Holdings LLC, Golub Capital BDC 3 CLO 1 Depositor LLC, Golub Capital BDC 3 ABS 2022-1 Depositor LLC, Golub Capital BDC 3 ABS 2022-1 LLC, Golub Capital BDC 3 CLO 2 Depositor LLC, Golub Capital BDC 3 CLO 2 LLC, GDLC Funding LLC, GDLC Holdings LLC, GDLC Holdings Coinvest Inc., GDLC Funding II LLC, Golub Capital 4 Holdings

LLC, Golub Capital BDC 4 Funding LLC, Golub Capital 4 Holdings Coinvest, Inc., GBDC 4 Funding II LLC, GBDC 4 Funding III LLC, Golub Capital Direct Lending Unlevered Holdings LLC, Golub Capital Direct Lending Unlevered Holdings Coinvest, Inc., GCRED Holdings, LLC, Golub Capital Private Credit Fund CLO, Golub Capital Private Credit Fund CLO Depositor, GC Advisors LLC, Golub Capital LLC, GC OPAL Advisors LLC, OPAL BSL LLC (Management Series), GC Investment Management LLC, Golub Capital Liquid Credit Advisors, LLC (Management Series) and certain affiliated entities as described in Schedule A to the application.

Filing Dates: The application was filed on April 29, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on June 16, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: David B. Golub, GC Advisors LLC, legal@golubcapital.com; and Anne G. Oberndorf, Esq., Eversheds Sutherland (US) LLP, anneoberndorf@eversheds-sutherland.us.

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel, Laura Solomon, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated April 29, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.